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hi i'm chris peruzi founder and
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formulator of the functional chocolate
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company and it's family of products
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i've been in the natural products and
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wellness industry since the early 90s
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and has been my mission to help people
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with their health challenges and to
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improve their quality of life in a safe
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and responsible way
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but those decades of experience well
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they didn't prepare me for the unique
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challenges that most parents especially
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single dads like myself face
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the inevitable collision course with my
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daughters coming of age
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with many years of wellness experience
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in research and development product
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rationalization and category management
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i had developed the product and
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ingredient knowledge of which herbs and
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botanicals would help her
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but i knew she wouldn't enjoy a bitter

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tea and an insanely hard capsule to
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swallow i wanted to do something more i
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wanted to give her something special
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different and i wanted to make it a
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treat so i created what became the first
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functional chocolate product rhythm
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chocolate four you guessed it
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pms
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i incorporated dark chocolate with a
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blend of botanicals including ginger the
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clinically researched ingredient saf
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serene which is a standardized extract
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from saffron flowers along with a host
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of other supporting powerful herbs to
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help combat her unsettled tummy cramping
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and those well
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less than predictable mood swings
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motivated by the most satisfying hug of
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gratitude for my daughter and her
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positive experience with what i had
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created
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next i tried tackling my son's ongoing

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challenges with stress
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and anxious moments it's unfortunate but
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not surprising that stress and anxiety
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are now the most common mental health
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concerns worldwide
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i had already perfected a combination of
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nutraceuticals that would help them
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but i wasn't going to create a pungent
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elixir or a harsh tincture
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again i wanted the delivery to be
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positive experience and enjoyable so i
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repeated chocolate as the medium for
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delivery because in my house
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there's no such thing as too much
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chocolate
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enter the first chocolate formulated for
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stress and anxiety carefree chocolate
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this unique product combines a
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thoughtful blend of botanicals minerals
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l-theanine and the registered ingredient
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pharma-gaba to simply melt away stress
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into a clear-headed state of relaxation

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without drowsiness or the unwanted side
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effects of prescription medications
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it is great for those of us who pucker
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at the thought of the dentist office
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airline travel or in my son's case
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preparing for tests and exams
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seeing how well this helped my kids i
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was energized inspired motivated
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i immediately got in touch with my good
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friend and accomplished business woman
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nicole we discussed the opportunity
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click the light went on
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life is sweet treating your health
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should be too the functional chocolate
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company was born with that simple belief
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that there is a better way to treat your
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health realities
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what is a health reality
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well they are everyday challenges each
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of us face like stress fatigue poor
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sleep and the changing stages of life
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why chocolate well it's delicious

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and it was my intention to give my
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children something they wanted to take
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it is also naturally loaded with
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beneficial flavonols antioxidants and
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minerals hence chocolate has always been
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revered as a superfood
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with our proprietary formulas of
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powerful and clinically researched
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ingredients
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chocolate now does more than ever before
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chocolate is also a uniquely effective
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delivery system with vitamins and
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minerals of course but the naturally
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occurring healthy fats actually optimize
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bioavailability for our
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specific blends
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and of course it's easy to choose
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chocolate over a pill or a tablet
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our thoughtfully created products infuse
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a dozen or more powerhouse ingredients
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in each symptomatic formula ingredients
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that would often be taken individually

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are now blended into a smooth balanced
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dark chocolate made from 60 cacao that
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is sustainably and ethically sourced
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from a co-op of growers in south america
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i immediately began working on the next
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additions to our family of products
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with women being the top consumers of
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chocolate
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my next formula was hot chocolate for
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menopause a carefully crafted formula
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consisting of herbs and botanicals
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paired with the registered ingredient
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estro g100
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which is clinically shown to reduce hot
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flashes
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fatigue sleep issues and ease joint pain
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while also promoting healthy mood
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balance focus and bone density all
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without affecting hormone production
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more than 75 percent of customers that
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buy hot chocolate once returned to buy
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more within a month

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probably because it is one of the only
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products out there for menopause that
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doesn't contraindicate hormones and
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addre and addresses more than just hot
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flashes and well it just simply works
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or maybe it's just because it's so
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delicious
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continuing to focus on women's health
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sexy chocolate for healthy libido was
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another natural line extension
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this is an underserved category as 40
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percent of adult women have sexual
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health concerns
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and that number increases to over 52
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percent among menopausal women
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i carefully paired a select combination
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of botanicals vitamins and amino acids
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with the registered natural ingredient
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lebathem a standardized fenugreek
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extract clinically researched and shown
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to help promote feelings of intimacy
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healthy female desire

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and experience
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this satisfying bar was featured in more
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than a dozen valentine's day gift guides
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this year and was also highlighted on
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fox news
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it seems women have been pleased ever
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since
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and is now one of our top sellers
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next i wanted to address probably the
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single best thing we can all do
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for ourselves and our overall health
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and that is get a good night's sleep
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as one of the 80 percent of americans
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that have sleep problems yes 80 percent
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i created sleepy chocolate for myself
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and the many others out there like me
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i combined the powerful botanicals that
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i regularly use including chamomile
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valerian lavender lemon balm and others
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with the clinically researched benefits
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of magnesium and melatonin to help fall
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asleep faster and more soundly for me

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two squares of sleepy chocolate
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guarantees a solid night sleep and
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without the dreaded drowsy hangover
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effects of traditional and synthetic
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sleep aids
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what pairs best with sleep
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energy
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incorporating the benefits of choco mean
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a registered cacao based ingredient
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shown to provide sustained energy
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without jitters
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alongside a blend of vitamins taurine
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green tea extract and a host of
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supporting adaptogens like maca and
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ashwagandha
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our energy chocolate provides the
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lasting energy you need to make it
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throughout the day without the crash of
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energy drinks or high doses of sugar and
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caffeine
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having started the company during the
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pandemic and watching our team

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and family struggle with the new work
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life balance i created brainy chocolate
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formulated to help maintain focus and
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memory retention ideal for those lengthy
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work video calls student online classes
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and selfishly an aging brain such as
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mine
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with the superior combination of ginkgo
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biloba bacopa and rhodiola alongside a
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proprietary blend of amino acids omega-3
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fatty acids and chocomine this product
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supports focus and productivity no
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matter where when or how you're trying
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to work
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our company our brand our products have
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been developed to be radically inclusive
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all products are naturally vegan
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gluten-free non-gmo low glycemic sodium
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and cholesterol free to ensure they are
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accessible to as many customers as
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possible
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we are constantly working to bring to

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life a pipeline of new
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safe effective and decadent creations
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that make everyday health realities a
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little easier and a little sweeter for
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all of our families so that we can all
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experience that hug of gratitude
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we can't wait to share them with you